300 North LaSalle
Chicago, Illinois 60654

Theodore A. Peto To Call Writer Directly: (312) 862-3045 theodore.peto@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 8, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long
Dietrich King
Jessica Dickerson
Nudrat Salik
Rufus Decker

Re:                               GSE Holding, Inc.
Amendment No. 5 to Registration Statement on Form S-1
(SEC File No. 333-175475), filed December 8, 2011

Ladies and Gentlemen:

GSE Holding, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 5 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to supplementally confirm to the staff of the Securities and Exchange Commission (the “Staff”) requests for certain information following our conversation with the Staff on December 8, 2011.  Where applicable, we have referenced in the Company’s responses the appropriate page number of the registration statement.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the registration statement.

Stockholders Agreement

The Company confirms to the Staff that the Stockholders Agreement, which will be executed upon consummation of the initial public offering, has been filed as Exhibit 10.58 of the registration statement.  The Company respectfully submits that the material terms of the Stockholders Agreement have been described on page 116 of the registration statement, “Stockholders Agreement.”  The Company further supplementally confirms to the Staff that the

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material terms of the Stockholders Agreement which terminate at a specific event in the future, namely Code Hennessy & Simmons IV LP owning less than 5% of common stock of the Company, have been disclosed on page 116 of the registration statement.

Principal and Selling Stockholders

The Company supplementally confirms to the Staff that, as disclosed on page 142 “Principal and Selling Stockholders,” the Company anticipates the following selling stockholders will participate in the offering through the exercise of vested stock options: Nadia F. Badawi, Ernest C. English, Mohamed Ayoub, Paul A. Firrell, Gerald E. Hersh, and James Stienke.  The Company further confirms to the Staff that such options have been filed as Exhibits 10.37 through 10.42 to the registration statement.  The Company confirms to the Staff that the aggregate anticipated exercise price, approximately $325,000, and the aggregate number of shares of the Company’s common stock, approximately 337,343, anticipated to be issued pursuant to the exercise of vested options by selling stockholders for the purpose of selling such shares in the offering, is disclosed on pages 38 “Capitalization” and 43 “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Finally, the Company confirms that the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.  We hope that the foregoing has been responsive to the Staff’s request.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3045.

Sincerely,

/s/ Theodore A. Peto

Theodore A. Peto

cc:           Mark C. Arnold
                                GSE Holding, Inc.

Gerald T. Nowak, P.C.
                                Kirkland & Ellis LLP

Colin J. Diamond
                                White & Case LLP